SEC 18006507

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69092

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ocean Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 NW 42nd Ave Suite 604
(No. and Street)

Miami	FL	33126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manuel del Canal 305-461-6940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz, Farra, LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Ave, 18th Floor	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Manuel del Canal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ocean Financial Services, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET RODRIGUEZ
Notary Public - State of Florida
Commission # GG 092235
My Comm. Expires Apr 9, 2021
Bonded through National Notary Assn.

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCEAN FINANCIAL SERVICES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF OFS HOLDING, LLC)

REPORT PURSUANT TO RULE 17A-5 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

CONTENTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Ocean Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ocean Financial Services, LLC (the "Company"), (A Wholly-Owned Subsidiary of OFS Holdings, LLC.) as of December 31, 2017, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ocean Financial Services, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ocean Financial Services, LLC's management. Our responsibility is to express an opinion on Ocean Financial Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ocean Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company is dependent on its member to provide financial support for its operations. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

To the Board of Directors and Member
of Ocean Financial Services, LLC
Page 2

Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Ocean Financial Services, LLC's financial statements. The supplemental information is the responsibility of Ocean Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

We have served as Ocean Financial Services, LLC's auditor since 2013.

Miami, Florida
February 28, 2018

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS		
CASH AND CASH EQUIVALENTS	$	264,111
DEPOSIT WITH CLEARING ORGANIZATION		100,000
RECEIVABLE FROM CLEARING ORGANIZATION		14,872
DUE FROM RELATED PARTY		2,559
PREPAID EXPENSES		3,484
OTHER ASSETS		2,124
PROPERTY AND EQUIPMENT, NET		1,042
	$	388,192
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Accounts payable and accrued liabilities	$	52,070
Due to related party		35,538
Commissions payable		22,749
Total liabilities		110,357
COMMITMENTS AND CONTINGENCIES (NOTES 7 AND 9)		
MEMBER'S CAPITAL		277,835
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	388,192

The accompanying notes are an integral part of these financial statements.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE		
Commissions	$	486,927
Other distribution fees		217,709
12b-1 fees		47,454
Mutual fund commissions		30,454
Other income		890
Total revenue		783,434
EXPENSES		
Salaries and related expenses		530,487
Professional fees		127,838
Clearing charges		98,664
Other general and administrative		79,229
Technology and communications		65,164
Insurance		53,259
Networking agreement		51,363
Rent		18,498
Depreciation		10,567
Total expenses		1,035,069
NET LOSS	$	(251,635)

The accompanying notes are an integral part of these financial statements.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(251,635)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		10,567
Loss on disposal of property and equipment		5,416
Changes in operating assets and liabilities:		
Receivable from clearing organization		2,952
Prepaid expenses		26,713
Due to related party		(14,172)
Other assets		(924)
Accounts payable and accrued liabilities		16,990
Due from related party		(2,559)
Commissions payable		7,040
Total adjustments		52,023
Net cash used in operating activities		(199,612)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		320,000
Capital distributions		(30,000)
Net cash provided by financing activities		290,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		90,388
CASH AND CASH EQUIVALENTS - BEGINNING		173,723
CASH AND CASH EQUIVALENTS - ENDING	$	264,111

The accompanying notes are an integral part of these financial statements.

NOTE 1. OPERATIONS AND NATURE OF BUSINESS

Description of Business and Organization

Ocean Financial Services, LLC (the "Company"), a wholly-owned subsidiary of OFS Holding, LLC ("the Parent"), was formed on January 19, 2010, in the State of Florida, and on December 5, 2012, received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. The Company is a Broker-Dealer registered with the Securities and Exchange Commission ("SEC"), and is also registered with the Securities Investor Protection Corporation.

Global RE Irrevocable Trust ("Global RE"), is the sole member of the Parent. On December 14, 2016, Global RE entered into a purchase agreement for the sale of the Parent to Ocean Bank (the "Bank"). Under terms of the agreement, the purchase price of the Company includes the balance of debt at the Parent Company, which was used to fund the operations of the Company.

A beneficiary of the Global RE is also the President and Chief Executive Officer ("CEO") of the Bank. In addition, he is deemed a related party of the Company due to the loans he provided to the Parent. On July 7, 2017, the Bank acquired 100% of the shares of the Parent.

In December 2017, the Parent filed Articles of Organization with the State of Florida to register Ocean Financial Advisors, LLC ("OFA"). OFA is a related party under common control of OFS Holdings, LLC. In addition, the CEO of the Company is the Manager of OFA. As of February 28, 2018, OFA has not submitted an investment advisor application with the State of Florida.

Operations and Nature of Business

The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company also sells certain offshore investment products for which the Company is a distributor and receives referral fees. The Company is also authorized to buy and sell equities, corporate debt, foreign debt, U.S. Government bonds, mutual funds, variable life insurance or annuities, securities for its own account, private placements, hedge funds, and structured products for its customers primarily residing in Central America, South America, and the Caribbean in an agency capacity and receives commissions. The Company is also authorized to network with Ocean Bank, an affiliated entity.

NOTE 1. OPERATIONS AND NATURE OF BUSINESS (Continued)

A significant portion of the Company's working capital has been obtained from funds provided by its Parent. The Company's liquidity position during the year-ended December 31, 2017 was significantly dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations.

In the event that the Company requires additional capital, the Parent and the Bank have committed to funding the Company's operations through March 1, 2019.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with the accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in accounting standards, or interpretations of those standards, can impact the Company's revenue recognition and expense policies and affect its estimation methods used to prepare the financial statements. Changes in income tax regulations, revenue rulings, revenue procedures, and other guidance can impact its tax liability and alter the timing of cash flows associated with tax deductions and payments. New guidance often dictates how changes to standards and regulations are to be presented in the Company's financial statements, as either an adjustment to beginning retained earnings for the period or as income or expense in current period earnings. In some cases, changes may be applied to previously reported disclosures.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less, or that are not held for sales in the ordinary course of business.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

The Company records commissions received from securities transactions on a trade-date basis. In addition, distribution fees and 12b-1 fees from mutual funds, variable annuities, and insurance products are accrued to recognize revenue when the Company satisfies performance obligations.

Securities transactions and related trading gains or losses, commissions and clearing costs are reported on a trade date basis.

Interest income is recorded on an accrual basis.

Clearing Arrangements

The Company entered into a clearing agreement with COR Clearing, LLC ("Clearing Broker") on June 20, 2013 to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to the Clearing Agreement, the Company is required to maintain a deposit of $100,000 with the Clearing Broker. In addition, terms of the agreement require the Company to maintain excess Net Capital of no less than $100,000. As such, the Company is contractually obligated to a minimum Net Capital of $200,000 to retain the services of the Clearing Broker. On December 31, 2016, the Company's Net Capital was approximately $191,048. The deficiency in contractual

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

net capital was corrected in January 2017 with a capital contribution of $100,000, of which $30,000 was distributed to Parent in April 2017. On May 31, 2017, the Company's Net Capital was approximately $177,875. On June 30, 2017, the Company's Net Capital was approximately $138,590. These deficiencies in contractual net capital were corrected in July with a capital contribution of $120,000. On September 31, 2017, the Company's Net Capital was approximately $191,891. This deficiency was corrected on October 31, 2017 with a capital contribution of $100,000.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Income Taxes

The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Parent; therefore, all current and future income tax assessments are attributable to the partners of the Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2014 through 2017. The Company is not subject to state income taxes in any of the jurisdictions that it is currently registered. There are no interest and penalties recognized in the statement of operations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In May 2014, The Financial Accounting Standards Board ("FASB") issued an ASU on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance from GAAP. The core principle of the revenue recognition standard is to require an entity to recognize as revenue the amount that reflects the consideration to which it expects to be entitled in exchanges for goods or services as it transfers control to its customers. This ASU is effective for the Company on January 1, 2018. The ASU can be applied using a full retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018. The Company is continuing the assessment of the impact of this ASU on its results of operations, financial position, cash flows and disclosures; the Company's assessment will be finalized during fiscal year 2018. The Company will continue to monitor additional changes, modifications, clarifications, and interpretations undertaken by the FASB, which may impact the current conclusions.

Lease Accounting

In February 2016, the FASB issued an accounting standard update, which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. On November 8, 2016, the Securities Exchange Commission issued a letter regarding the treatment of operating leases under Rule 15c3-1. The Company is currently evaluating the effect the update will have on its financial statements.

NOTE 3. GOING CONCERN

During the year ended December 31, 2017, the Company had a net loss of $251,635 and negative cash flow from operations of $199,612. Management expects that the Company will continue to have negative cash flows from operations over the next year. The Company has obtained a commitment from its Parent and the Bank to continue the development of the Company. Management acknowledges that uncertainty remains over the ability of the Company to meet its cash requirement. However, management expects that the Company's liquid assets and anticipated funding from its Parent and the Bank provide adequate resources to continue in operational existence through March 1, 2019.

NOTE 4. RECEIVABLE FROM CLEARING ORGANIZATION

As of December 31, 2017, commission receivable of approximately $14,872 were held at the Clearing Broker.

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, at December 31, 2017 consisted of the following:

Furniture and fixtures	$	2,087
Office equipment		2,192
		4,279
Less: Accumulated depreciation		(3,237)
	$	1,042

On November 30, 2017, the Company migrated to an alternative server platform. The Company retains a physical server and staff issued laptops, docking stations and monitors that were removed from service. On December 1, 2017, the Company removed $53,672 of office equipment from service with accumulated depreciation of $48,256. As such, the Company recorded a loss on disposal of assets of $5,416, which is recorded in the statement of operations as a component of other general administrative expense for the year ended December 31, 2017.

Depreciation expense amounted to $10,567 for the year ended December 31, 2017.

NOTE 6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2017, the Company's "Net Capital" was $268,626, which exceeded requirements by $168,626. As of December 31, 2017, the Aggregate Indebtedness was $110,357, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.4108 to 1.

NOTE 7. CONCENTRATION OF RISK

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

Major Customers

For the year ended December 31, 2017, revenues from 10 customers accounted for approximately 28.5% of total revenue. In addition, the majority of the customers are referred by an affiliated party through a networking arrangement.

Off-Balance Sheet Risks

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7. CONCENTRATION OF RISK (Continued)

Approximately 47% of revenue is from the sale of offshore investment products, for which the Company is a distributor. Commissions are earned upon purchase of the investment by the customer and generally received within 30 days from the date of purchase from the product provider. Terms of the distribution agreements allow for the cancellation of the investment by the customer. If the investment is cancelled in part or in whole by the customer within one year of purchase, the distribution company may chargeback as much as fifty percent of the commission. In such an event, the chargeback amount is deducted from commissions on future revenues. Management has considered these conditions. Based on management's assessment and the lack of historical cancellations, the Company provides no allowance for chargebacks on commissions earned.

NOTE 8. RELATED PARTY TRANSACTIONS

On July 7, 2017, Ocean Bank purchased 100% of the outstanding shares of the Parent. Under terms of the agreement, the purchase price of the Company includes the balance of debt at the Parent of $670,000, which was used to fund the operations of the Company. Global RE ("Seller") is a Trust that benefits several members including the President and CEO of the Bank. In addition, the President and CEO of the Bank made direct loans to the Parent. Upon Ocean Bank's purchase of the Parent, all debt to seller and the President and CEO of the Bank were paid. In addition, commencing on July 31, 2014, the CEO of the Company held an Executive Vice President position with the Bank.

Services Agreement

The Company entered into a services agreement with the Bank in February 2015, the agreement was amended on April 19, 2016. The Bank is related to the Company through the Bank's ownership of the Company's Parent. Under terms of the agreement, the Bank agreed to provide certain services to the Company which include internet access, cable TV, IT services, administrative assistant, use of furniture and office supplies, office cleaning, phone service and payroll support for a monthly fee to be paid by the Company to the Bank. In October 2017, the parties agreed to terminate the agreement as of November 1, 2017. For the year ended December 31, 2017, the Company incurred $7,643 of expense; of which, $1,950 is included as a component of technology and communications expense, and $5,693 as other general and administrative expense in the statement of operations. As of December 31, 2017, the Company had no payables related to this agreement.

NOTE 8. RELATED PARTY TRANSACTIONS (Continued)

Expense Sharing Agreement

The Company entered into an expense sharing agreement with the Bank in December 2012, and the agreement was amended on April 19, 2016. Under terms of the agreement, the Bank agreed to provide payroll services and employee expense reimbursement for travel, business meals and entertainment. In October 2017, the parties amended the agreement effective November 1, 2017. Under terms of the agreement, reimbursement of travel and business meals and entertainment are no longer reimbursable. For the year ended December 31, 2017, the Company incurred approximately $470,808 of expense, in which, $434,360 is reflected as a component of salaries and related expenses and $36,448 is reflected as a component of other general and administrative expense in accompanying statement of operations. The Company owed $35,538 to the Bank, which is reflected as due to related party in the accompanying statement of financial condition as of December 31, 2017.

Networking Agreement

The Company entered into a networking agreement with the Bank in March 2013. The agreement was amended in April 19, 2016, and automatically renews for a successive one year periods. Under terms of the agreement, the Company will pay the Bank a percentage of revenue from clients that the Bank referred to the Company. In October 2017, the parties agreed to terminate the agreement effective November 1, 2017. For the year ended December 31, 2017, the Company incurred $51,363 of expense, which is reflected as networking agreement expenses in the accompanying statement of operations. As of December 31, 2017, the Company paid $51,363 and had no payable related to the Networking Agreement.

Lease Agreement

In December 2014, the Company entered into two lease agreements with the Bank for office space (see Note 9). Under the terms of the agreement, the Company pays rent and utility expense to occupy space for its current office facilities. Both leases are for a five-year period, and include a one-year option. In September 2017, Hurricane Irma caused damage to office space on Brickell Avenue. The landlord, Ocean Bank, began a renovation project to repair and update the offices. Effective October 1, 2017, the Bank suspended all lease payments for the space until it could be re-occupied. In October 2017, the parties agreed to amend the lease. Under terms of the amendment, the lease fees now includes janitorial services, internet, cable TV, non-project information technology services, administrative support as needed, use of furniture, and general unbranded office supplies, and general cleaning services at no additional fee.

NOTE 8. RELATED PARTY TRANSACTIONS (Continued)

For the year ended December 31, 2017, the Company incurred $18,498 of rent expense and $2,843 of utility expense relating to the lease agreements. The $2,843 of utility expense is a component of other general and administrative expense in the accompanying statement of operations for the year ended December 31, 2017. As of December 31, 2017, the Company paid $21,341 of rent and utilities and had no liabilities related to the lease agreement.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Leases

In December 2014, the Company entered into two lease agreements with the Bank. The Company amended terms of the lease on October 13, 2017 (See Note 8). The approximated future minimum rentals under the lease for the years subsequent to December 31, 2017 are as follows:

2018	$	19,105
2019		19,678
Total minimum lease payments	$	38,783

NOTE 10. SUBSEQUENT EVENTS

Subsequent Events

The Company has evaluated the subsequent events through February 28, 2018, which is the date the financial statements were issued. No recordable or disclosable events, not otherwise reported in these financial statements or the notes thereto, occurred.

SUPPLEMENTAL SCHEDULES

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2017

CREDITS		
Member's Equity	$	277,835
DEBITS		
Prepaid expenses		3,484
Due from related party		2,559
Other assets		2,124
Property and equipment, net		1,042
TOTAL DEBITS		9,209
NET CAPITAL		268,626
NET CAPITAL		268,626
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $110,357		100,000
EXCESS NET CAPITAL	$	168,626
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		41.08%
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	52,070
Due to related party		35,538
Commissions payable		22,749
Total aggregate indebtedness	$	110,357

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
Schedule II
Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to Company's Corresponding Unaudited Form X17a-5, Part IIA Filing as of December 31, 2017

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2017.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
Schedule III
Subordinated Borrowings as of December 31, 2017

For the year ended December 31, 2017, the Company had no subordinated borrowings and is exempt from required Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Ocean Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Ocean Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ocean Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Ocean Financial Services, LLC stated that Ocean Financial Services, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Ocean Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ocean Financial Services LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2018

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2017

Ocean Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year of January 1, 2017 to December 31, 2017, without exception.

____

Ocean Financial Services, LLC

I, Manuel del Cañal, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

By: ____________________________

Title: Chief Executive Officer

February 28, 2018

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

Statement on Exemption from the Computation for Determination of Reserve Requirement and information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2) (ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements. All customer transactions are cleared through the Clearing Broker on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing organization.

INFORMATION REGARDING SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT

OCEAN FINANCIAL SERVICES, LLC

AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2017

MBAF

MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES
REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Member of
Ocean Financial Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Ocean Financial Services, LLC and the SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Ocean Financial Services, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Ocean Financial Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ocean Financial Services, LLC's management is responsible for Ocean Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accounts. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
July 18, 2017	1889	SIPC	$315
February 8, 2018	1902	SIPC	$189

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2017

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******1964*******************MIXED AADC 220
69092 FINRA DEC
OCEAN FINANICAL SERVICES LLC
780 NW 42ND AVE STE 604
MIAMI, FL 33126-5538

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jonathan Jones, 954-913-0943

2. A. General Assessment (item 2e from page 2)		$ 504
B. Less payment made with SIPC-6 filed (**exclude interest**) July 18, 2017 Date Paid		(315)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		189
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 189	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ocean Financial Services LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 6 day of February, 20 18.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 1, 2017
and ending Dec 31, 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 783,433
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	447,106
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	447,106
2d. SIPC Net Operating Revenues	$ 336,328
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 504
	(to page 1, line 2.A.)